Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    COMPUTATION OF RATIO OF EARNINGS TO
                               FIXED CHARGES
                           (Dollars in Millions)
                                (Unaudited)


                                    Nine Months
                                       Ended           Year Ended December 31,
                                      9/30/98    1997    1996     1995     1994    1993

Earnings available for fixed
 charges
 Net income                            $527      $105   $  584   $  520   $  453   $333
 Less:
   Undistributed earnings and
    losses of less than 50%
    owned affiliates                    (35)      (89)     (39)     (14)      (9)   (20)
   Capitalized interest of
    nonregulated companies              (41)      (16)     (10)      (8)      (9)   (26)
 Add:
   Fixed charges(1)                     595       674      454      436      487    471
   Minority interest                     60        80       75       27       30     28
   Income tax expense                   196       (65)     297      310      190    148
     Total                           $1,302      $689   $1,361   $1,271   $1,142   $934

Fixed Charges
 Interest expense(1)                 $  544      $624   $  404   $  386   $  445   $436
 Rental expense representative
  of interest factor                     51        50       50       50       42     35
     Total                           $  595      $674   $  454   $  436   $  487   $471

Ratio of earnings to fixed charges     2.19      1.02     3.00     2.92     2.34   1.98

(1) Amounts exclude costs incurred on sales of accounts receivables.